PROSPECTUS SUPPLEMENT NO. 9
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 9 DATED March 15, 2006

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 9 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.	Form 8-K Current Report dated March 14, 2006

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 9 should be read in conjunction with the Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7, Prospectus Supplement No. 8 and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is March 15, 2006

 INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on March 14, 2006	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported): 03/10/2006

OXIS International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Commission File Number:  0-8092

DE	94-1620407
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

323 Vintage Park Drive, Suite B, Foster City, California 94404
(Address of Principal Executive Offices, Including Zip Code)

650-212-2568
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 10, 2006, OXIS International, Inc. (“OXIS”) entered into a Promissory Note (“Note”) with Steven T. Guillen, the President and Chief Executive Officer of OXIS. Pursuant to the terms of the Note, Mr. Guillen is lending OXIS $200,000 with interest to accrue at annual rate of 7.0%. No payments of interest or principal are required prior to the maturity date. The maturity date of the Note is the earlier of September 10, 2006 or, at the option of Mr. Guillen, the date OXIS receives net proceeds in the amount of $500,000 or more from a debt or equity financing. In addition, if, at any time on or before the maturity date, OXIS enters into an agreement to incur debt, Mr. Guillen has the right to rollover this Note into such debt arrangement, on the same terms and conditions offered to such future lenders. The obligation to pay all unpaid principal and accrued interest will be accelerated upon an event of default, including the bankruptcy of OXIS or related events. The purpose of this loan is to provide the corporation with short term financing as it seeks longer term financing.

The foregoing summary of the material terms of the Note is qualified in its entirety by the text of the Note attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation.

Reference is made to the disclosure under Item 1.01 above.

Item 9.01. Financial Statements and Exhibits.

(c)    Exhibits

10.1 Promissory Note dated March 10, 2006.

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated March 14, 2006

OXIS International, Inc.

By:	/s/ Michael D. Centron
Michael D. Centron
Chief Financial Officer

Exhibit 10.1

THE NOTE REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR UNDER THE NOTE LAWS OF CERTAIN STATES.  THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND APPLICABLE STATE NOTE LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.  THE ISSUER OF THIS NOTE MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE 1933 ACT AND ANY APPLICABLE STATE NOTE LAWS.

PROMISSORY NOTE

Foster City, California

$200,000.00	March 10, 2006

1.  Obligation.  The undersigned, OXIS International, Inc., a Delaware corporation (“Borrower”) hereby promises to pay to the order of Steven T. Guillen, (“Lender” or “Holder”) on the earlier of September 10, 2006 or, at the option of the Lender, the date when the Borrower receives net proceeds in the amount of $500,000 or more from a debt or equity financing (“Maturity Date”), the principal sum of Two Hundred Thousand Dollars ($200,000.00) together with all simple interest accrued on unpaid principal, at a rate equal to seven percent (7.0%) per annum, computed on the basis of a year of 365 days from the date of this Note until the unpaid principal and all interest accrued thereon are paid or converted, as provided in Section 5 hereof.  As used herein, the term “Holder” shall initially mean Lender, and shall subsequently mean each person or entity to whom this Note is duly assigned.

2.  Prepayment.  Prepayment of unpaid principal and/or interest due under this Note may be made at any time without penalty.  Unless otherwise agreed in writing by Holder, all payments will be made in lawful tender of the United States and will be applied (a) first, to the payment of accrued interest, and (b) second, (to the extent that the amount of such prepayment exceeds the amount of all such accrued interest), to the payment of principal.

3.  Default; Acceleration of Obligation.  Borrower will be deemed to be in default under this Note and the outstanding unpaid principal balance of this Note, together with all interest accrued thereon, will immediately become due and payable in full, without the need for any further action on the part of Holder, upon the occurrence of any of the following events (each an “Event of Default”):  (a) upon Borrower’s failure to make any payment when due under this Note;  (b) upon the filing by or against Borrower of any voluntary or involuntary petition in bankruptcy or any petition for relief under the federal bankruptcy code or any other state or federal law for the relief of debtors; provided, however, with respect to an involuntary petition in bankruptcy, such petition has not been dismissed within sixty (60) days after the filing of such petition; or (c) upon the execution by Borrower of an assignment for the benefit of creditors or the appointment of a receiver, custodian, trustee or similar party to take possession of Borrower’s assets or property.

4.  Remedies On Default; Acceleration.  Upon any Event of Default, Holder will have, in addition to its rights and remedies under this Note, full recourse against any real, personal, tangible or intangible assets of Borrower, and may pursue any legal or equitable remedies that are available to Holder, and may declare the entire unpaid principal amount of this Note and all unpaid accrued interest under this Note to be immediately due and payable in full.

5.  Rollover Right. At any time on or before the Maturity Date, if Borrower enters into an agreement to incur debt, Holder may, at Holder’s sole option and discretion, rollover this Note into such debt arrangement, on the same terms and conditions offered to such future lenders.

6.  Waiver and Amendment.  Any provision of this Note may be amended or modified only by a writing signed by both Borrower and Holder.  Except as provided below with respect to waivers by Borrower, no waiver or consent with respect to this Note will be binding or effective unless it is set forth in writing and signed by the party against whom such waiver is asserted.  No course of dealing between Borrower and Holder will operate as a waiver or modification of any party’s rights or obligations under this Note.  No delay or failure on the part of either party in exercising any right or remedy under this Note will operate as a waiver of such right or any other right.  A waiver given on one occasion will not be construed as a bar to, or as a waiver of, any right or remedy on any future occasion.

7.  Waivers of Borrower.  Borrower hereby waives presentment, notice of non-payment, notice of dishonor, protest, demand and diligence.  This Note may be amended only by a writing executed by Borrower and Holder.

8.  Representations and Warranty of Holder.  Holder hereby represents and warrants to, and agrees with, the Company, that:

  8.1  Authorization.  This Note constitutes Holder’s valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by  (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.  Holder represents that Holder has full power and authority to enter into this Note.

  8.2  Purchase for Own Account.  Holder is being acquired for investment for Holder’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the 1933 Act, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same.

  8.3  Disclosure of Information.  Holder has received or has had full access to all the information he considers necessary or appropriate to make an informed investment decision with respect to the Note.  Holder further has had an opportunity to ask questions and receive answers from the Borrower regarding the terms and conditions of the offering of the Note and to obtain additional information (to the extent the Borrower possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder had access.

  8.4  Investment Experience.  Holder understands that the purchase of the Note involves substantial risk.  Holder (i) has experience as an investor in securities of companies and acknowledges that Holder is able to fend for itself, can bear the economic risk of Holder’s investment in the Note and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of this investment in the Note and protecting his own interests in connection with this investment and/or (ii) has a preexisting personal or business relationship with the Borrower and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

  8.5  Accredited Investor Status.  Holder is an “accredited investor” within the meaning of Regulation D promulgated under the 1933 Act.

  8.6  Restricted Security.  Holder understands that the Note is characterized as a “restricted security” under the 1933 Act and Rule 144 promulgated thereunder inasmuch as they are being acquired from the Borrower in a transaction not involving a public offering, and that under the 1933 Act and applicable regulations thereunder such Note may be resold without registration under the 1933 Act only in certain limited circumstances.  In this connection, Holder is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act.  Holder understands that the Borrower is under no obligation to register the Note.

  8.7  No Solicitation.  At no time was Holder presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Note.

  8.8  Further Limitations on Disposition.  Without in any way limiting the representations set forth above, Holder further agrees not to make any disposition of the Note unless and until:

  (a)  there is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

  (b)  Holder shall have notified the Borrower of the proposed disposition, and shall have furnished the Borrower with a statement of the circumstances surrounding the proposed disposition, and, at the expense of Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Borrower, that such disposition will not require registration of such Note under the 1933 Act.

Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required:  (i) for any transfer of the Note in compliance with Rule 144 or Rule 144A; (ii) for any transfer of any Note by a Holder that is a partnership or a corporation to (A) a partner of such partnership or shareholder of such corporation, (B) a controlled affiliate of such partnership or corporation, (C) a retired partner of such partnership who retires after the date hereof, (D) the estate of any such partner or shareholder; or (iii) for the transfer by gift, will or in testate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 8 to the same extent as if the transferee were an original Holder hereunder.

9.  Governing Law. This Note will be governed by and construed in accordance with the internal laws of the State of California as applied to agreements between residents thereof to be performed entirely within such State, without reference to that body of law relating to conflict of laws or choice of law.

10.  Severability; Headings.  The invalidity or unenforceability of any term or provision of this Note will not affect the validity or enforceability of any other term or provision hereof.  The headings in this Note are for convenience of reference only and will not alter or otherwise affect the meaning of this Note.

11.  Jurisdiction; Venue.  Borrower, by its execution of this Note, hereby irrevocably submits to the in personam jurisdiction of the state courts of the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Note.

12.  Attorneys’ Fees.  If suit is brought for collection of this Note, Borrower agrees to pay all reasonable expenses, including attorneys’ fees, incurred by Holder in connection therewith whether or not such suit is prosecuted to judgment.

13.  Assignment.  This Note is freely transferable and assignable by Holder, provided that such transfer is made in compliance with all applicable state and federal Note laws.  Any reference to Holder herein will be deemed to refer to any subsequent transferee of this Note at such time as such transferee holds this Note.   This Note may not be assigned or delegated by Borrower, whether by voluntary assignment or transfer, operation of law, merger or otherwise.

IN WITNESS WHEREOF, Borrower has executed this Note as of the date and year first above written.

BORROWER:

Agreed to and Acknowledged by:		OXIS International, Inc.
a Delaware corporation
LENDER:
By:	/s/ Steven T. Guillen	By:	/s/ Michael D. Centron

Name:	Steven T. Guillen	Name:	Michael D. Centron

Title:	President and Chief Executive Officer	Title:	Vice President, Chief Financial Officer